UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Instructure, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45781U 103

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45781U 103

1.	Names of Reporting Persons Joshua Coates
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,664,474(1)
	6.	Shared Voting Power 159,000(2)
	7.	Sole Dispositive Power 2,664,474(1)
	8.	Shared Dispositive Power 159,000(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,828,974 shares (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.91%(3)
12.	Type of Reporting Person (see instructions) IN

(1)	Consists of 2,664,474 shares of Common Stock held of record by Grizzly Peak, LLC, with respect to which Mr. Coates holds sole voting and dispositive power.
(2)

Includes (1) 115,250 shares of Common Stock held of record by The Joshua and CeliAnne Coates Trust with respect to which Mr. Coates and his wife share voting and dispositive power and (2) 43,750 shares of Common Stock held of record by The Coates Equity Trust with respect to which Mr. Coates and his wife share voting and dispositive power.

(3)	Based on 28,553,808 shares of Common Stock outstanding on December 31, 2016.

CUSIP No. 45781U 103

1.	Names of Reporting Persons Grizzly Peak, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Utah
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,664,474(4)
	6.	Shared Voting Power Not applicable.
	7.	Sole Dispositive Power 2,664,474(4)
	8.	Shared Dispositive Power Not applicable.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,664,474 shares(4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.33%(5)
12.	Type of Reporting Person (see instructions) OO

(4)	Consists of 2,664,474 shares of Common Stock held of record by Grizzly Peak, LLC. Mr. Coates retains sole voting and dispositive power over these shares.
(5)	Based on 28,553,808 shares of Common Stock outstanding on December 31, 2016.

CUSIP No. 45781U 103

1.	Names of Reporting Persons The Joshua and CeliAnne Coates Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Utah
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 115,250(6)
	6.	Shared Voting Power Not applicable.
	7.	Sole Dispositive Power 115,250(6)
	8.	Shared Dispositive Power Not applicable.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 115,250 shares(6)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.40%(7)
12.	Type of Reporting Person (see instructions) OO

(6)	Consists of 115,520 shares of Common Stock held of record by The Joshua and CeliAnne Coates Trust. Mr. Coates and his wife share voting and dispositive power over these shares.
(7)	Based on 28,553,808 shares of Common Stock outstanding on December 31, 2016.

CUSIP No. 45781U 103

1.	Names of Reporting Persons The Coates Equity Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Utah
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 43,750(8)
	6.	Shared Voting Power Not applicable.
	7.	Sole Dispositive Power 43,750 (8)
	8.	Shared Dispositive Power Not applicable.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,750 shares(8)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.15%(9)
12.	Type of Reporting Person (see instructions) OO

(8)	Consists of 43,750 shares of Common Stock held of record by The Coates Equity Trust. Mr. Coates and his wife share voting and dispositive power over these shares.
(9)	Based on 28,553,808 shares of Common Stock outstanding on December 31, 2016.

Item 1(a).	Name of Issuer: Instructure, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 6330 South 3000 East, Suite 700, Salt Lake City, UT 84121

Item 2(a).	Name of Person Filing:

(i)	Joshua Coates

(ii)	Grizzly Peak, LLC

(iii)	The Joshua and CeliAnne Coates Trust

(iv)	The Coates Equity Trust

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is:

c/o Instructure, Inc.

6330 South 3000 East, Suite 700

Salt Lake City, UT 84121

Item 2(c).	Citizenship: Mr. Coates is a United States citizen. Grizzly Peak, LLC, The Joshua and CeliAnne Coates Trust and The Coates Equity Trust are organized under the laws of the State of Utah.

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 45781U 103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned: 2,828,974 shares(1) (2)

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

(1)	Mr. Coates: 2,664,474 shares(1)

(2)	Grizzly Peak, LLC: 2,664,474 shares(4)

(ii)	Shared power to vote or to direct the vote:

(1)	The Joshua and CeliAnne Coates Trust: 115,250 shares(6)

(2)	The Coates Equity Trust: 43,750(8)

(iii)	Sole power to dispose or to direct the disposition of:

(1)	Mr. Coates: 2,664,474 shares(1)

(2)	Grizzly Peak, LLC: 2,664,474 shares(4)

(iv)	Shared power to dispose or to direct the disposition of:

(1)	The Joshua and CeliAnne Coates Trust: 115,250 shares(6)

(2)	The Coates Equity Trust: 43,750(8)

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Joshua Coates
Joshua Coates

February 13, 2017
Date

Grizzly Peak, LLC

/s/ Joshua Coates
Joshua Coates, Manager

February 13, 2017
Date

The Joshua and CeliAnne Coates Trust

/s/ Joshua Coates
Joshua Coates, Trustee

February 13, 2017
Date

The Coates Equity Trust

/s/ Joshua Coates
Joshua Coates, Trustee

February 13, 2017
Date